Filed by Bright Lights Parent Corp.

Pursuant to Rule 425 under the Securities Act of 1933

 and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Bright Lights Acquisition Corp.

Commission File No.: 001-39846

Date: January 10, 2022

The following is a transcript of an interview of Paul Tran, CEO of Manscaped, by Julian Klymochko and Michael Kesslering of The Absolute Return Podcast, made available on January 10, 2022, at https://absolutereturn.podbean.com/e/193-leadership-chat-manscaped-ceo-paul-tran/.

Welcome investors to The Absolute Return Podcast. Your source for stock market analysis, global macro musings and hedge fund investment strategies. Your hosts, Julian Klymochko and Michael Kesslering, aim to bring you the knowledge and analysis you need to become a more intelligent and wealthier investor. This episode is brought to you by Accelerate Financial Technologies. Accelerate because performance matters. Find out more at accelerateshares.com.

Julian Klymochko:

All right. We have Paul from MANSCAPED. I'm so excited for this podcast today, Paul. I really have been watching your company for quite a while. I'm a big UFC fan and I know for a while, you guys were a sponsor there and we kind of see this brand everywhere. And I'd like to thank you for making phenomenal products, which we're going to get into today. Your products line is a lot more extensive than someone would expect who's new to the company. But prior to getting into all things MANSCAPED, Paul, I did want to get just a quick overview of your background prior to launching the company in 2016. What were you up to?

Paul Tran:

Yeah, I've been an entrepreneur all my life. I started my first company when I was pretty young, my first company when I was 16. But I've always been fascinated by entrepreneurship, there’s this American dream of building something and doing cool things. So I've had a slew of businesses from small companies to large companies, from software to real estate and eCommerce, and MANSCAPED has just been a rocket ship. So it's been a culmination of all that training and experience that has helped us get us here.

Julian Klymochko:

Right. And what inspired you to launch MANSCAPED back in 2016? Was there a thesis that was underlying it? What were you looking to accomplish?

Paul Tran:

I was looking to accomplish...I wanted to help men not cut themselves. It spawned out of just an accident, self need. It was like one of those things where, I had an accident but I looked at the market and I realized there was either white space or like no other dudes were like even thinking about this stuff.

Julian Klymochko:

There's got to be a better way, right?

Paul Tran:

Yeah. Yeah. There was no product on the market that specializes in groin for men. I mean, if you think about it, if you just go from head to toe, right? In the hair, in the head, you got a bunch of brands in the hair, face category, right? You go down to the torso, you got a whole bunch of brands in deodorant and body wash and all that. But when you get down to the groin area, there was nobody, there was white space. I mean, I would challenge anyone now to name a brand other than MANSCAPED in groin. Right. So it since the time that we've started until now, we've captured this white space, we dominate the market. We're the category leader and we define it. MANSCAPED defines the category of manscaping and that was because of the white space and learning how to speak to men the right way. Because this was, it's always been a taboo topic, right?

Paul Tran:

Dudes don't stand around the water cooler and like, hey man, how'd you shave your balls last night? It's like, how do you trim yourself? Because it's not like, not everyone wants to shave and if you want to be full-on bush, all power to you, you know. But if you want to trim a little bit, then let us give you the right tools for the job. That's how we look at it. We want to empower men to do whatever they want to do but we want you to always use the right tools for the job. It's just like, you wouldn't use the wrong screwdriver to try to get work done. So we want to use you to use the right tools for the job. And that's how we continue to grow.

Julian Klymochko:

Right. And so you created this category, this new category effectively focusing on men's groin. However, from that you have moved into different verticals above and beyond the MANSCAPED Lawn Mower, which is, I assume, kind of the product that you started out with and now you moved into, and I've tried a lot of your products, the underwear, various lotions, like lip chap, nail care, et cetera, et cetera. Now becoming more of a lifestyle brand. Was that always the plan to continue to expand within different men's care verticals?

Paul Tran:

Yeah. That's a great question, Julian. And I got to say yes, absolutely. I mean, our ambition was to always be the next brand, the next multi-generational brand. We wanted to create a brand that defines this next generation of men and what masculinity means to men. And so when we first, when we started, we knew that we didn't want to be a hardware player or a soft goods player. And hardware player are like the traditional brands that you see with foil shavers and things, anything that has a battery in it, and soft goods is all the consumable stuff, the soap, the shampoo. So I would say like, if one of the traditional hardware players came out with a soap or shampoo, you wouldn't really care because there's no brand authority there.

Paul Tran:

There's no... Yeah. So you didn't have the permission, consumer permission to go there. And same thing with wet goods. If one of the wet goods brand came out with a hardware device, you wouldn't have really had trust in that product either. But from day one, we knew that we wanted to play in both. And so we've sold a ton of, millions of ball deodorant because that one was from day one, we created and we thought about these hygiene behaviors as an entire routine. So we just don't think about hair removal. We're going to help you shave. But what do you do after you shave? There is, what do you do before you shave? And so we think about it as an entire routine. So when you think about our products, especially now in groin. You have the Lawn Mower, after you're done with that, you have the Crop Preserver, which it is a phenomenal groin deodorant.

Paul Tran:

And it actually has a utility. It goes on as a wet product, but it dries as a powder. So as you're active throughout the day, you don't...like dudes, we have chafing between our thighs. I mean, if you've gone jogging you know exactly what I'm talking about and that's a pain point. So our Crop Preserver is not only just a groin deodorant but it serves a utility to keep that area dry and fresh for you all day long. So we've always wanted to be a company or brand that looks at the routine holistically. The interesting tidbit is that not many people know that we grew from a three million TTM to nearly 300, right. Three million to nearly 300 in just 36 months with only 23 million of capital raised while amassing a million active paying subscribers and not many people know that. And this is pretty deliberate because we wanted to focus on the business and not on funding rounds.

Paul Tran:

Because we really didn't have any funding rounds. So that's a little tidbit that we didn't share until we started the process of taking the company public.

Julian Klymochko:

And that's a really good point, just the exceptional growth and success of the company over the past, just a handful of years. It's still a very young, quick growing company. And there's, this massive new market that you created with the $70 billion global men's grooming industry. I was wondering, how did you do it? Like from my perspective, MANSCAPED is really just some of the most ingenious marketing that I've ever seen, like highly innovative marketing. Was that some of the keys to success in terms of selling products around a previously taboo subject?

Paul Tran:

Yeah. Another great question. I think our marketing team is exceptional, it's second to none. But what we've uncovered is the language to speak to this next generation of men. Because in each generation, the nomenclature changes, the slang changes, the way you communicate with each other changes. Like with this new TikTok generation, when I say, "This commercial lives in your mind rent free." This young generation will know exactly what I'm talking about. The old older generation is like, what does that mean?

Julian Klymochko:

Right.

Paul Tran:

So we really uncovered how to speak to men in an authentic way. And really for this generation, it's not about being sold to, which was, I think 20, 30, 40 years ago, you can see the ads were very different. You were being sold to. Now, it's all the authenticity. It's showing that you really care. It's showing that you're passionate about what you're doing, the products that you're creating, and you're trying to create the absolute very best. And that's how that's MANSCAPED's marketing. In essence, we use comedic content to break down the barriers, and then we prove to you that we create amazingly high quality products because that's all that we focus on and we don't have a business for women, right? The name is MANSCAPED. So we only focus on dudes and how to make the very best products for dudes.

Julian Klymochko:

Right. And I find that marketing is generally this mysterious thing. You spoke about utilizing humor, utilizing memes, but you guys have had some viral marketing campaigns and I'm not sure if there's any formula to success, but if you could offer some tidbits and giving yourself the best chance to creating a viral marketing campaign, what sort of characteristics do you think it would have?

Paul Tran:

I would say... yes, I agree with you that in the startup community and I've gone through many, many startups. And so I definitely speak with experience with success and failures. When you're starting up, there is this mystique around marketing just because you don't understand it yet. You just don't know, even if you are a seasoned marketer, you don't know what resonates yet, what's going to work on the market. So it's always a mystery. But my rule of thumb is be authentic because if you're not authentic, you can only fake it so much and get so far, but if you are authentic and you're true to your values and your mission, either there is a market out there for it or there isn't.

Paul Tran:

And you'd want to prove that very quickly, because if there isn't, then you got to move on. If you spent a lot of time and money, trying to prove that there is a market for this and it's not working, you got to move on. But if there is, you'll find traction and you'll find that it resonates very quickly. And then, you continue on your mission. That's kind of my guidance on... And of course, there's small things that you’ve got to iterate through, do the marketing message, figure out what resonates and what doesn't. But for us, we've built this moat in terms of the brand voice, right?

Paul Tran:

For us, it's really interesting because we tested all the different types of messaging and the first type was like, it's serious. It's scientific, guys. That area. It's damp, it promotes bacterial growth. You should trim it. Dudes didn't care. And we talked about the scientific, the technology like how much technology we pack into this trimmer. Nobody gave a shit. And then when we started just relating to dudes like, yeah, guys, these are your challenges, right? We get it. So we're building the right tools for the job to help you with those challenges. That's what really resonated. And that became our moat because anybody else that comes after that kind of grand voice, everybody already knows it.

Paul Tran:

Everybody knows that that's MANSCAPED. So they just become another poser and it doesn't work. So that becomes a huge moat, especially now that we're actively deploying $100 million in branding and marketing. And so you can imagine just three years ago, from $3 million to $300 million, how excited we are on the prospect of the future. And we grew all that while being profitable, right? So we only raised $23 million, but we were profitable the entire way. So that to us is something that we're really, really proud of.

Michael Kesslering:

So part of relating and caring for your community and whatnot is the causes that you've been involved in. Can you speak to some of the causes that MANSCAPED has put forward and really kind of, I guess, greatened the voice of.

Paul Tran:

Yeah, we felt really passionate about... something that really connects to us, which is this part of the male body that clearly defines that you are...it clearly defines men. So we work with the Testicular Cancer Society. We have a really close partnership with them. And even in a campaign that we did, we put two golf balls into a blue balloon, and we taught men how to check themselves for testicular cancer. We worked with Steve O on it. It was a phenomenal campaign, because this is one of those things where if you guys just paid attention and checked once in a while, it's not a terminal diagnosis, right? So you don't have to die from it. It's just about awareness. So with our brand and our partnership with TCS, we're able to amplify that message, that guys, once in a while, just mess around down there, figure out is there a lump and get it treated quickly. So that to us was kind of one of our core callings when it comes to kind of giving back and we're pretty proud of that also.

Michael Kesslering:

And then moving over a little bit to the financial side, we've talked about these really viral marketing campaigns and how efficiently you've been able to attract your customers. Can you go into a little bit more granular detail on the unit economics of your business?

Paul Tran:

Yeah. So what I can say is we have a really fast cash conversion cycle. So throughout our scale, and usually with typical startups is when you don't have a large market, you don't have a large addressable market. And we've now proven that we have a huge addressable market because we've deployed 4 million trimmers into the market in just the last three years, 4 million in the last three years. But there are 43 million millennials in the US. There are 80 million men and worldwide, there are 900 million income adjusted men in our target demographics. So it's huge.

Paul Tran:

And the way that we think about it is guys, you go out to get a haircut, right? By a professional, and you're not going to go out for someone to trim your nether regions for you. So like similar to a toothbrush, you're not going to share this device. So every dude out there is going to need one. Right? So for us, the total addressable market is huge because these guys don't have a dedicated groin trimmer. So that's one of our verticals, and we're going to continue to dominate and grow that vertical.

Paul Tran:

But for us, what's amazingly exciting is that because we started as a brand that thought of hardware and soft goods, we've already expanded into the 70 billion existing male grooming market. So we've deployed two in one conditioner and shampoo. We've deployed a body wash, cologne, deodorants coming very soon, even lip balm. The simplicity of lip balm. Right? And you go off to the market right now, you pick up a lip balm, you put it on. And the first thing you're going to know is you got shiny lips, man. And it's like when you live in cold climate, like I don't want chapped lips. I don't want bloody lips, but I also don't want to have shiny lips. And that is clearly just a dude problem. Women want shiny lips, men don't. So our chap stick that we formulated to not be shiny. And I believe we're the only one on the market that gives you a really high quality lip balm without it being shiny.

Paul Tran:

So that's how we focus on being really a core demographics of only men and that's our mission. So we're seeing phenomenal feedback from our customers. But going back to your question of unit economics. So because of that, as soon as you purchase one of our products online, we've already recouped our CAC. Right? And even through the scale, because a lot of startups, you'll get that at a small scale as you exhaust your core cohort. But as you start to grow, your CACs are increase. Right? And then you're like, oh my God. Now my marketing is no longer paying for each of these sales. Luckily for us, we untapped a really huge market where even at this scale of over 300 million in revenue, as soon as you purchase one of our products online, you already paid for yourself. So our cash conversion cycle is really quick.

Paul Tran:

And then on top of that, 70%, seven out of 10 of those customers opt in to becoming a subscriber. So then we're not stacking on longer lifetime value. Right? And if you're able to convert your CAC that quickly, and then convert people into consumables, such as soap and shampoo and conditioners, you're able to achieve a long lifetime value. Because those run out. Right? When you're done with your shampoo, you've got to go buy another one. So all of that leads to phenomenal unit economics for us and our ambition to build a long term, a very large enterprise.

Julian Klymochko:

You mentioned another unique aspect, about your products that differentiates them is attention to detail. You mentioned the lip balm and the anti shine aspect to it. Take for example, the lawnmower, which actually comes with a bright light. Speaking of which, Manscaped recently announced a merger with a special purpose acquisition company called Bright Lights Acquisition, which in and of itself is pretty cool. But, that's being done at a $1 billion enterprise value. So congrats on that. What can we expect from the brand going forward once you're public?

Paul Tran:

I think we're going to finally give our members the ability to also be owners of the stock. Owners of the company. I think that's really special. Because we're always trying to drive value. We're continually thinking about how we can drive more value to our customers. And we're always listening to our customers. So being public was the right decision so that our customers can also be the owners of the business. That excites us a lot. I think you can expect additional new products. I think if you're thinking about where, from the hardware side... Because if you think about MANSCAPED, we think about it as three verticals. We have a hardware business, our consumables business and this third column called lifestyle that we just kind of fell into.

Paul Tran:

And I'll give you a segue into a really quick story about that. We created one pair of MANSCAPED boxers for a content piece, for a video. When we ran that video, dudes wrote in and they were like, where can we buy MANSCAPED boxers? And you know what, if dudes want boxers, let's create the best damn boxers on the market. So we created MANSCAPED boxers. It is one SKU, it's black, and it has MANSCAPED on there. We're not an apparel brand, but we've sold over 2 million pairs of MANSCAPED boxers. 2 million pairs. And to us that's really exciting because it shows us that we're a lifestyle brand. Right? And that people, our customers are recognizing what we're doing and they're receptive to it.

Paul Tran:

So that's how we think about it. There's three businesses. There's hardware, consumables and lifestyle. I think on the hardware side, you're going to see phenomenal things. I think you're going to see electric wall shavers in the future. Both you guys, Julian and Michael, you guys both have beards. I think you're going to see beard trimmers. You're going to see really cool things on the hardware side.

Paul Tran:

And on the consumable side, you're going to see phenomenal products on your everyday hygiene needs from deodorant to soap, shampoos, body wash, body spray. I'll give you a sneak peek. Our body spray, the one that we created. Body sprays on the market is just for scent. You spray it on, it smells good. Our body spray it, we thought about it once. It's a hydrating body spray. So as you spray it on, it has a hydrating component, it’s like a moisturizer. Because when you think about putting moisturizer on your body and you imagine it from a gal, it's a great vision. But dudes putting lotion on themselves, it's not a cool, it's not an enticing vision. So we packaged it in one. So the body spray as you spray it on your body, it's a great fragrance. It's made from a refined cologne, but it's also moisturizing. So then you don't have ashy feet without looking like putting on lotion on your legs all the time.

Paul Tran:

So that's how we think through challenges for men and why our products are differentiated. And in addition to that, you know all of our shampoos and the way that we think about creating products, we're not a value brand. We're not trying to create the cheapest products, we're trying to create the best. And oftentimes the best isn't the cheapest. Right? So even our lawnmower is at a premium to its peers, its competitors in the same category. And that's exactly what you're going to see from our shampoo. It's not going to be the cheapest, but it's going to be the best because we don't skimp out on ingredients. And that's kind of our product philosophy.

Michael Kesslering:

Yeah. And I absolutely love hearing about your product philosophy. It's listening to what your customers actually want and delivering that. And that's absolutely fantastic. And in terms of, when you were deciding to go public, why did you choose a SPAC? Were you looking at other methods of going public, such as an IPO direct listing? Usually a direct listing wouldn't really be an option, but as a consumer brand, you do have some very good brand awareness. How did you think about those different options?

Paul Tran:

Yeah. We looked at all those options and what we said was, traditionally, you go with a SPAC because it saves you time. Right? And so we said, all right, well, let's look at all of our different options and there's three. Right? There's direct listing, there's IPO and there's SPAC, like you said, Michael. But when we looked at it, okay, if we're going to go with a SPAC, we would only go with a SPAC if we find the perfect partner. Is what we said. So when we talked to SPACs, we talked to a whole bunch of different SPACs.

Paul Tran:

And when I talked to Mike at Bright Lights, it was a game changer. Because everyone had cash. Everyone had raised the SPAC. Everyone can write that check. And for us, we believe that, and I think we've proven it, that we're a really unique asset. There's not many companies out there that grow from three to 300 in 36 months with being as capital efficient as we are in only raising 23 million in capital. And then having also a million subscribers and being omnichannel in 38 countries.

Paul Tran:

So we were a pretty attractive asset. But the reason that we partnered with Bright Lights was because of their connection to celebrities in that world. Right? Because we know treasure and value our marketing efficiency and we want to create and drive even better marketing efficiency. So the first time I spoke to Mike, he was like, hey, I can get you on the phone with David Beckham. Do you want to talk to him? I was like, holy crap. That is reach. That's the connection. So we spoke to...

Paul Tran:

We spoke to many different celebrities and we ended up working with Channing Tatum, which I think is a great partner for MANSCAPED. We developed this great strategy where we'll have different celebrities in different geographical areas that will represent the brand in once again, a very authentic way. And we wouldn't be able to do that through a direct listing or an IPO and that's why we chose the SPAC route.

Julian Klymochko:

So once you're public, this is really going to, I assume, supercharge your growth. I was wondering if you could speak about the various growth initiatives. They were listed in your investor presentation, global expansion, M and A, acquisitions. What are your thoughts on future growth for the company?

Paul Tran:

Yeah, barring redemption, we could possibly have $200 million on the balance sheet while being debt free and profitable. So we’re not like other assets where we're raising money to cover burn and we're not burning, we're already profitable in this short amount of time. And so having that much liquidity allows us to be very flexible. It allows us to supercharge product development. We're in 38 countries already, allows us to invest more and grow those territories quicker. It allows us to expand to, I mean, we still haven't really hit Asia yet, so there's still a lot of opportunity in Asia that we haven't capitalized on. So there's a tremendous amount of growth. And in terms of the stock in this process where we, once again, we didn't raise that much money, because if you look at other companies that have gone to our size, our scale, they raised a series D, series E to get there, especially in consumer, right.

Paul Tran:

For us, we barely raised an A. So we don't have a series D or a series E investor that is really sensitive that you’ve got to go out on this valuation or it doesn't work, and pushing that. We didn't have that. So when we price at a billion, when we look at the concept, we are extremely attractive compared to our peers. And that's exactly how we want it to be because we want to win with all of our investors. And so because of our capital efficiency, because of our efficiency in growth where we don't have to force a crazy high evaluation, a lofty evaluation, so our investors can all jump in and win with us. So if you look at like on our investor presentation, when you compare us to the concept, we're incredibly attractive.

Julian Klymochko:

Yeah, I did notice that with respect to the valuation now from an investor standpoint. What can they expect from MANSCAPED over the next five to 10 years?

Paul Tran:

I can't quote dollar amounts, right, revenue or dollar amounts, but what I can try to promise is innovation. I believe that we're going to continue to innovate in this category, which has laid dormant for a very long time, and we're going to continue to innovate. We're going to continue to grow. And I think you're going to see very...I think you're going to see increased revenue, of course, but more importantly, our goal is to build a global brand. And I think that, I'm fairly confident because of the geography of US and Canada – if you go to Canada, if you talk to men in Canada, and it's not just young men, they probably have heard of the brand MANSCAPED. And our goal is in five years, probably three quarter, I mean, a third of the world would know the brand MANSCAPED.

Paul Tran:

And in 10 years, probably half to three quarters of the world will know the brand MANSCAPED and know our mission. So that's our goal. And by then, we would still be, I wouldn't say young anymore, because right now, we are incredibly young, but by then, we'll be probably what eight years old, or talking 10 years or now, like 13, 14 years old. And that's not that much time. I think if you can pull off a really large enterprise within a decade, that's a big accomplishment.

Julian Klymochko:

Right. So if investors are interested in the story, Bright Lights, the SPAC that you're merging with currently trading under the ticker symbol BLTS, when the deal closes expected in the first quarter of this year, then your symbol will be MANS, M-A-N-S, a wonderful ticker there. And listeners, dudes, if you're not going to buy the stock, then at least check out the products. There's some really cool stuff happening here from MANSCAPED. So, Paul, thanks so much for coming on the show today, and we wish you all the best.

Paul Tran:

It was a pleasure guys. It was great hanging out with you.

Julian Klymochko:

All right. Thanks. Bye everybody.

Thanks for tuning in to the Absolute Return Podcast. This episode was brought to you by Accelerate Financial Technologies. Accelerate, because performance matters. Find out more at www.AccelerateShares.com. The views expressed in this podcast are the personal views of the participants and do not reflect the views of Accelerate. No aspect of this podcast constitutes investment, legal or tax advice. Opinions expressed in this podcast should not be viewed as a recommendation or solicitation of an offer to buy or sell any securities or investment strategies. The information and opinions in this podcast are based on current market conditions and may fluctuate and change in the future. No representation or warranty expressed or implied is made on behalf of Accelerate as to the accuracy or completeness of the information contained in this podcast. Accelerate does not accept any liability for any direct, indirect or consequential loss or damage suffered by any person as a result of relying on all or any part of this podcast and any liability is expressly disclaimed.

Important Information and Where to Find It

This communication relates to a proposed transaction between Bright Lights Acquisition Corp. (“BLTS”) and Manscaped Holdings, LLC, a Delaware limited liability company (“Manscaped”). This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the transaction described herein, BLTS and Bright Lights Parent Corp. (“ParentCo”) have filed and intend to file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”), including a registration statement on Form S-4 that was filed with the SEC on January 10, 2022, which includes BLTS’ proxy statement and ParentCo’s prospectus. The proxy statement/prospectus will be sent to all BLTS stockholders. BLTS also will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of BLTS are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by BLTS through the website maintained by the SEC at www.sec.gov or by directing a request to BLTS to 12100 Wilshire Blvd Suite 1150, Los Angeles, CA 90025, or via email at info@brightlightsacquisition.com or at (310) 421-1472.

Participants in the Solicitation

BLTS and Manscaped and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from BLTS’ stockholders in connection with the proposed transaction. Information about BLTS’ directors and executive officers and their ownership of BLTS’ securities is set forth in BLTS’ filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction. You may obtain free copies of these documents as described in the preceding paragraph.

Non-Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of ParentCo, BLTS or Manscaped, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Forward-Looking Statements

Certain statements included in this communication that are not historical facts are forward-looking statements within the meaning of the federal securities laws, including safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are sometimes accompanied by words such as “believe,” “continue,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “predict,” “plan,” “may,” “should,” “will,” “would,” “potential,” “seem,” “seek,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. These statements are based on various assumptions, whether or not identified in this communication. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of ParentCo, BLTS and Manscaped. Many factors could cause actual future events to differ from the forward-looking statements in this communication, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of BLTS’ securities, (ii) the risk that the transaction may not be completed by BLTS’ business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by BLTS, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the approval by the stockholders of BLTS, the satisfaction of the minimum trust account amount following any redemptions by BLTS’ public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the inability to complete the PIPE investments, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement (the “Business Combination Agreement”), dated as of November 22, 2021, by and among BLTS, ParentCo, Mower Intermediate Holdings, Inc., a Delaware corporation and a direct wholly owned subsidiary of BLTS, Mower Merger Sub Corp., a Delaware corporation and a direct wholly owned subsidiary of BLTS, Mower Merger Sub 2, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Mower Intermediate Holdings, Inc., and Manscaped, (vi) the effect of the announcement or pendency of the transaction on Manscaped’s business relationships, operating results, and business generally, (vii) risks that the transaction disrupts current plans and operations of Manscaped and potential difficulties in Manscaped employee retention as a result of the transaction, (viii) the outcome of any legal proceedings that may be instituted against Manscaped or against ParentCo or BLTS related to the Business Combination Agreement or the transaction, (ix) the ability to maintain the listing of BLTS securities on the Nasdaq Stock Market or New York Stock Exchange, (x) volatility in the price of BLTS’ securities, (xi) changes in competitive and regulated industries in which Manscaped operates, variations in operating performance across competitors, changes in laws and regulations affecting Manscaped’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the transaction, and identify and realize additional opportunities, (xiii) the potential inability of Manscaped to increase its production capacity or to achieve efficiencies regarding its production process or other costs, (xiv) the enforceability of Manscaped’s intellectual property, including its patents and trademarks and the potential infringement on the intellectual property rights of others, (xv) the risk of downturns and a changing regulatory landscape in the highly competitive industry in which Manscaped operates, and (xvi) costs related to the transaction and the failure to realize anticipated benefits of the transaction or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions. These risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of BLTS’ Quarterly Reports on Form 10-Q, the registration statement that includes a proxy statement/prospectus on Form S-4 that ParentCo and BLTS have filed with the SEC and other documents filed by ParentCo and BLTS from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Manscaped, ParentCo and BLTS assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of Manscaped, BLTS or ParentCo gives any assurance that any of them will achieve its expectations.